UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2018
Commission File Number 1-15250

BANCO BRADESCO S.A.
(Exact name of registrant as specified in its charter)

BANK BRADESCO
(Translation of Registrant's name into English)

Cidade de Deus, s/n, Vila Yara
06029-900 - Osasco - SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

 .

Notice to the Market

Disclosure of results for the years 2017 and 2016, in accordance to International Financial Reporting Standards (IFRS)

Banco Bradesco S.A. (“Bradesco”) announces to its shareholders, clients, collaborators and to the market in general that it prepared complete consolidated financial statements for the years ended December 31, 2017 and 2016, according to the International Financial Reporting Standards - IFRS, in conformity with the pronouncements issued by the International Accounting Standards Board - IASB, pursuant to Resolution 3,786/09 of the Brazilian Monetary Council (CMN) and CVM Rule 457/07.

See below, the main changes seen in our consolidated financial statements due to the adoption of IFRS:

Comparison between BR GAAP and IFRS
						R$ Millions
Balance sheet	12/31/2017			12/31/2016
	BR GAAP (1)	Differences (2)	IFRS	BR GAAP (1)	Differences (2)	IFRS
Assets
Cash and balances with banks	81,743	-	81,743	72,555	-	72,555
Financial assets held for trading	241,710	-	241,710	213,140	-	213,140
Financial assets available for sale	159,415	(2)	159,413	113,152	(33)	113,119
Investments held to maturity	38,985	21	39,006	42,980	22	43,002
Assets pledged as collateral	183,975	-	183,975	155,287	-	155,287
Loans and advances to banks	32,248	-	32,248	94,838	-	94,838
Loans and advances to customers (3)	326,278	20,480	346,758	348,108	19,195	367,303
Non-current assets held for sale	1,521	-	1,521	1,579	-	1,579
Investments in associated companies and joint ventures	7,874	383	8,257	6,889	114	7,003
Property and equipament	7,744	688	8,432	7,722	675	8,397
Intangible assets and goodwill	15,234	945	16,179	16,339	(541)	15,798
Taxes to be offset	10,525	-	10,525	7,723	-	7,723
Deferred income taxes	52,397	(8,665)	43,732	50,956	(5,839)	45,117
Other assets	51,623	(769)	50,854	48,339	(1,170)	47,169

Total assets	1,211,272	13,081	1,224,353	1,179,607	12,423	1,192,030

Liabilities
Deposits from banks	285,957	-	285,957	301,663	-	301,663
Deposits from customers	262,008	-	262,008	232,748	-	232,748
Financial liabilities held for trading	14,275	-	14,275	13,436	-	13,436
Funds from securities issued	135,174	-	135,174	151,065	37	151,102
Subordinated debt	50,179	-	50,179	52,611	-	52,611
Insurance technical provisions and pension plans	239,090	-	239,090	215,840	-	215,840
Other provisions	18,491	-	18,491	18,292	-	18,292
Current income tax liabilities	2,416	-	2,416	2,130	-	2,130
Deferred income tax liabilities	4,563	(3,311)	1,252	3,277	(1,514)	1,763
Other liabilities	88,098	9,719	97,817	87,654	9,312	96,966

Shareholders´ equity of controlling	110,457	6,947	117,404	100,442	4,860	105,302
Non-controlling interest	564	(274)	290	449	(272)	177

Total liabilities and shareholders´equity	1,211,272	13,081	1,224,353	1,179,607	12,423	1,192,030

1)  Information presented herein consider amounts calculated pursuant to the accounting practices adopted in Brazil (BR GAAP), which are applicable to financial institutions, in accordance with the regulations of the Brazilian Central Bank, and classified according to the presentation model determined by IFRS;

2)  Differences refer to reclassification between accounts and other effects from the adoption of IFRS; and

3)  The loan and advances to customers’ portfolio is presented net of provision for impairment losses.

See below, reconciliation of Shareholders’ Equity and Net Income for the 2017 and 2016 years:

Reconciliation of Shareholders´Equity and Net Income
				R$ Millions
Differences	Shareholders´ Equity	Net Income	Shareholders´ Equity	Net Income
	12/31/2017	2017	12/31/2016	2016

BR GAAP	110,457	14,658	100,442	15,084
1) Adjustment to the recoverable value of loans and advances	4,932	629	4,303	2,205
2) Business combinations	1,737	1,379	359	669
Others	278	423	198	(64)

IFRS - Attributable to the controlling shareholder (1)	117,404	17,089	105,302	17,894
Non-controlling shareholder	290	225	177	99
IFRS - Attributable to the controlling and non-controlling shareholder (1)	117,694	17,314	105,479	17,993
(1) The net income basis for the calculation of dividends and interest on capital paid to shareholders, is originally from BR GAAP, which was released on February 01, 2018.

Below is a description of the main adjustments from the adoption of IFRS:

1)     Adjustment to the recoverable value of loans and advances

Impairment of loans and advances were established based on the history of losses and other information about the clients of the organization at the balance sheet date and clear evidences that show losses had occurred after the initial recognition of the financial asset (concept of loss incurred), while in BR GAAP, the concept of expected losses is used.

2)     Business combinations

Under IFRS, the identifiable assets and liabilities in business combinations were adjusted for differences in accounting practices, and recognized at their fair value, based on a study report on purchase price allocation (PPA). In addition, goodwill is not amortized, but tested periodically to determine whether there is objective evidence of impairment.

The complete consolidated financial statements under IFRS, for the years ended December 31, 2017 and 2016, followed by the independent auditors´ report on the consolidated financial statements, without any modification, issued by KPMG Independent Auditors, are available on our website banco.bradesco/ri.

Cidade de Deus, Osasco, S.P, March 8, 2018

Banco Bradesco S.A.

Alexandre da Silva Glüher

Executive Vice-President,

 Chief Risk Officer (CRO) and
Investor Relations Officer

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: March 8, 2017

BANCO BRADESCO S.A.

By:	/S/ Alexandre da Silva Glüher
Alexandre da Silva Glüher Executive Vice President, Chief Risk Officer (CRO) and Investor Relations Officer.

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.